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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

October 31, 2017

Re:	Fireman B.V.
Amendment No. 2 to Registration Statement on Form F-1
Filed October 30, 2017
File No. 333-220962

CONFIDENTIAL

Ms. Dorrie Yale

Ms. Erin Jaskot

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Dorrie Yale and Ms. Erin Jaskot,

On behalf of our client, Fireman B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 30, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing a revised Registration Statement (“Amendment No. 3”) together with this response letter. We are also sending, under separate cover, a copy of Amendment No. 3 and three marked copies of Amendment No. 3 showing the changes to Amendment No. 2 publicly filed on October 30, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 3 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 3.

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 31, 2017

Amendment No. 2 to Registration Statement on Form F-1

Summary consolidated historical and other financial information, page 10

1.	Pro forma net loss per share should only be presented for the latest year and interim period. Please delete pro forma net loss per share of 2015 and the six months ended June 30, 2016.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Amendment No. 3 to delete the pro forma net loss per share for the fiscal year ended 2015 and the six months ended June 30, 2016.

Dilution, page 78

1.	You state in the paragraph following the table on page 79 that “Each $1.00 increase (decrease) in the offering price per share, respectively, would increase (decrease) the total consideration paid by new investors by approximately $6.2 million (€5.4 million) and increase (decrease) the percentage of total consideration paid by new investors by approximately 1.6%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million shares offered by us at the assumed initial public offering price would increase (decrease) the percentage of total consideration paid by new investors by approximately 3.3%.” Tell us why the increase (decrease) in total consideration would not be $6.7 million, 6.7 million shares times $1. Also, provide us your computation of the 1.6% and 3.3% and revise as necessary.

Response:	The Company’s computation of the total consideration payable by new investors in the event of an increase (decrease) of $1.00 in price per share and 1.0 million increase (decrease) in number of shares sold has been revised to reflect the gross proceeds that would be paid by new investors, as reflected in the table below and on page 79 of Amendment No. 3. In response to the Staff’s comment, the Company has further revised its disclosure on page 79 of Amendment No. 3 as necessary.

Percentage of total consideration paid by new investors	50.9%
Percentage of total consideration paid by existing investors	49.1%

Percentage payable by new investors following a $1.00 per share increase in the offering price per share	52.5%
Percent increase (decrease) in total consideration payable by new investors	1.6%
Percentage payable by new investors following a 1.0 million increase in the number of common shares sold in the offering	54.4%
Percent increase (decrease) in total consideration payable by new investors	3.5%

Ms. Dorrie Yale Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 31, 2017

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail
Niels Riedemann, Chief Executive Officer
Arnd Christ, Chief Financial Officer
Fireman B.V.